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                                                                    Exhibit 99.1

MAGNA LOGO                                Magna International Inc.
                                          337 Magna Drive
                                          Aurora, Ontario
                                          Canada L4G 7K1
                                          tel: 905-726-7100
                                          fax: 905-726-7164

DECOMA LOGO                               Decoma International Inc.
                                          50 Casmir Court
                                          Concord, Ontario
                                          Canada L4K 4J5
                                          tel: 905-669-2888
                                          fax: 905-669-5075

                               JOINT PRESS RELEASE
                    DECOMA SHAREHOLDERS APPROVE PRIVATIZATION

CONCORD, Ontario, February 28, 2005...Magna International Inc. (TSX:MG.SV.A, MG.MV.B; NYSE:MGA) ("Magna") and Decoma International Inc. (TSX:DEC.SV.A; NASDAQ:DECA) ("Decoma") today jointly announced that Decoma's shareholders have approved the previously announced plan of arrangement under Ontario law, by which Magna will acquire all of the outstanding Class A Subordinate Voting Shares of Decoma not owned by Magna. The arrangement was approved by over 99% of the votes cast by holders of Decoma Class A Subordinate Voting Shares, voting separately as a class. The arrangement was also approved by over 95% of the votes cast by the "minority" holders of Decoma Class A Subordinate Voting Shares. Votes cast by Magna, and parties related to Magna, were excluded for the purposes of the "majority of the minority" approval requirement. The privatization transaction is expected to become effective on March 6, 2005, subject to obtaining final court approval.

Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, liftgates and running boards, plastic body panels, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans). Decoma has approximately 16,000 employees in 54 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, France, Austria, Poland, the Czech Republic and Japan.

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc., a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr. Magna has approximately 81,000 employees in 219 manufacturing operations and 49 product development and engineering centres in 22 countries.

For further information: about this press release, please contact Vincent J. Galifi, Executive Vice-President and Chief Financial Officer of Magna at (905) 726-7100, and S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer of Decoma at (905) 669-2888.

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For further information about Magna, please visit the Company's website at
www.magna.com.

For further information about Decoma, please visit the Company's website at www.decoma.com.

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